





PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARSONEX SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8310 S. VALLEY HIGHWAY, SUITE 110
(No. and Street)

ENGLEWOOD	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Bldg 2, Ste 1680,	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

PUBLIC

OATH OR AFFIRMATION

I, __JONATHAN MILLER_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PARSONEX SECURITIES, INC._____ , as
of __DECEMBER 31_____ , 20 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:





```
ABBY WILLIAMS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204042715
MY COMMISSION EXPIRES DECEMBER 07, 2024
```

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARSONEX SECURITIES, INC.

CONTENTS

PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	302,331
Accounts receivable		160,075
Prepaid expenses and other		57,315
Right of use asset		91,731
Furniture and equipment, net of accumulated depreciation of $20,539		-
Total Assets	$	611,452

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses		10,342
Commissions payable		112,263
Income taxes payable		8,100
Paycheck Protection Program loan		209,100
Lease liability		100,477
Deferred revenue		69,000
Total Liabilities	$	509,282

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding	$	18,550
Additional paid in capital		96,450
Retained earnings		(12,830)
Total Stockholder's Equity	$	102,170
Total liabilities and stockholder's equity	$	611,452

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Parsonex Securities, Inc. (the "Company") was incorporated in the State of Colorado on March 7, 2007. The Company is approved to operate as a broker-dealer as a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company's activities are mainly selling mutual funds and variable annuity products. The Company is a wholly owned subsidiary of Parsonex Enterprises, Inc.

Cash

The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from mutual funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes commission revenue upon the issuance or renewal of an insurance policy as this satisfies the only performance obligation identified by the Company.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Deferred Revenues

Deferred revenues represent fees charged to registered representatives in advance that are recognized as revenues when considered earned. The amount of deferred revenues from fees charged to registered representatives in advance at December 31, 2020 is $69,000.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. Under ASC 740, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as defined under such provisions. At December 31, 2020, the Company had a net capital of $44,855, which was $21,618 in excess of its required net capital of $23,237. The Company's aggregate indebtedness to net capital ratio was 7.77 to 1.

PARSONEX SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company subleases a portion of its office space to a sister broker-dealer pursuant to a month-to-month sublease agreement.   Rental income under this agreement was $6,000 and has been included in other income in the accompanying statement of operations.

During 2020, the Company entered into a revenue sharing agreement with its sister broker-dealer. The Company acts as a referral source for its sister broker-dealer and receives a fee for revenue generated by the sister broker-dealer from referred entities. Fees earned by the Company under this agreement were $4,200 and have been included in other income in the accompanying statement of operations.

The Company has a facilities and management agreement in place with its sole stockholder whereby the Company is allocated its share of administrative and employee services based upon the relative time and effort spent by employees of the sole stockholder on the Company. Pursuant to this agreement, the Company paid its sole stockholder approximately $594,125 during 2020 which has been included in compensation and benefits in the accompanying statement of operations.

At times, the Company pays for and subsequently seeks reimbursement of a related Registered Investment Advisor's allocated share of administrative and employee services as it is also a party to the aforementioned facilities and management agreement. The Registered Investment Advisor is owned by the owner of the Company's sole stockholder. The Company was reimbursed approximately $64,371 during 2020 for the Company's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 4   -   INCOME TAXES

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed. The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. There were no deferred tax effects occurring during 2020

The provision for income taxes is summarized as follows:

Current income tax expense	$	8,100
Deferred tax benefits		-
Provision for income taxes	$	8,100

NOTE 5 -   LEASES

The Company leases office space under a non-cancelable operating lease expiring in 2022. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

NOTE 5 - LEASES (Continued)

Maturity of the lease liability under the noncancelable operating lease is as follows:

Year Ending December 31

2021		55,573
2022		51,545
Total	$	107,118

Total undiscounted lease payments	$	107,118
Less imputed interest		(6,641)
Total lease liability	$	100,477

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2020 was $59,384.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

NOTE 7 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE 8 - *PAYCHECK PROTECTION PROGRAM LOAN*

During the 12 months ended December 31, 2020, the Company borrowed $209,100 under the Paycheck Protection Program ("PPP") established by the Coronavirus Aid, Relief and Economic Security ("CARES") Act sponsored by the United States and administered by the Small Business Administration (the "SBA"). PPP loans may be forgiven to the extent proceeds of the loans are used for eligible expenditures such as payroll and other expenses described in the CARES Act

The loan is subject to a note dated April 16, 2020. No determination has been made by the SBA as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning six (6) months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

NOTE 9 - *ECONOMIC RISKS*

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

PARSONEX SECURTIES, INC'S EXEMPTION REPORT

Parsonex Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

   i.   Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

  ii.   Operate pursuant to SEC Rule 15c3-3(k)(1) with limited business in the application-way basis sale of mutual funds and variable annuities. Parsonex Securities, Inc. does not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2020, Parsonex Securities, Inc. met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Jonathan Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: Chief Executive Officer

Date: 2/23/21